JETOPTERA

Jetoptera Investor Communications for Form C Filing

Linkedin Message Template (Simina) - To Existing Connections

Hi {first_name}, I hope you're doing well!

My company, Jetoptera, is raising a strategic investment round and has reserved a portion for friends & family and extended networks. You can take a look here: https://wefunder.com/jetoptera. Some highlights include:

- World's only jet propulsion solution using fluidics
- Awarded 89 patents with 100+ pending; prototypes are flying today!
- $3.1M+ in revenue & $450k average contract value with US military (8 contracts)

We're on track to revolutionize the $1 trillion Advanced Air Mobility market and would love to have you onboard as an investor ($100 min). Let me know if you'd like to chat more!

Best,
Simina

Legal disclosures:
https://help.wefunder.com/testing-the-waters-legal-disclosure

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Email to AVIAA Zoom Event Attendees

Subject: Jetoptera's investment round, a $1T market opportunity

Dear [Name],

I hope you're doing well. It was great to see you at [EVENT NAME]. I wanted to reach out because my company, Jetoptera, is opening a community investment round. We are offering early access to friends of the firm, and since you are a fellow aviation enthusiast I wanted to see if you would be interested in coming on board.

Our propellerless system is faster, safer, quieter, and more energy efficient than helicopters and drones, with the potential to replace them in the future. We are on track to revolutionize the $1 trillion Advanced Air Mobility market.

Here are some highlights:

- 89 patents with 100+ pending and $10M invested into R&D

- $3M+ in DOD revenue with an average contract value of $450k
- Collaborations with Pratt & Whitney, Northrop Grumman, and USSOCOM
- Leadership from GE, Collins Aerospace, Textron Systems & US Marine Corps

You can learn more about investing (starting at $100) here → https://wefunder.com/jetoptera. Happy to answer any questions you have.

Together we can continue to push the boundaries of aerospace innovation and build the next generation of aircraft.

Best regards,
Andrei

Legal disclosures:
https://help.wefunder.com/testing-the-waters-legal-disclosure

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Email to Investor Mailing List

Q1 Update

We're excited to announce that we are opening a new community investment round to scale our revolutionary Fluidic Propulsion System™ and accelerate the development of a consumer product alongside military applications. Our previous community rounds have contributed to further testing and advancing our bladeless jet propulsion solution. This next round will fund R&D and scale the expansion of our civilian use products.

We would love for you to be involved in this next chapter. We are reserving a special bonus for the first investors once the private stage of our investment round officially opens. Keep an eye out for the announcement email so you don't miss out!

Don't hesitate to reach out with any questions about this community investment round or our business.

Legal disclosures:
https://help.wefunder.com/testing-the-waters-legal-disclosure

Email to Investor Mailing List

Subject: Celebrating the anniversary of Jetoptera's first autonomous flight

Hi [Name],

JETOPTERA

We are excited to celebrate the 4th anniversary of our first autonomous flight using our unique airframe! Join us in "happy birthday" wishes for the groundbreaking technology that is revolutionizing the $1T advanced air mobility market.

This milestone was extremely important because the architecture and controls that make our aircraft so unique were demonstrated to execute typical VTOL, hover, and forward flight maneuvers without any input from a pilot during flight. Only an ipad was used to upload the mission before the flight. You can view a short video of the exciting demonstration here.

Since performing our first fully autonomous flight demonstration in 2019, we have:

- Secured 91 patents, with 100+ pending
- Sent prototypes soaring in the skies
- Generated $3.1M+ in revenue with the U.S. Military, U.S. Air Force, the Department of Defense, and Freedom Flight Works
- Fostered collaborations with Northrop Grumman, Pratt & Whitney, and other industry giants
- Developed concepts for High Speed VTOL aircraft which were selected by AFWERX for market research

We will soon be launching a new community investment round to build on this success and accelerate the development of our consumer aircraft. We'll be sharing more with you about this opportunity in the coming days, so keep a close eye on your inbox!

Thank you for joining us on this journey to reimagine the future of flight. Together we are making exciting new forms of transportation once only dreamed of a reality.

Best regards,
Andrei

JETOPTERA